Filed by Nuveen Preferred & Income Opportunities Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Preferred and Income Fund

Commission File No. 811-23198

The following is an excerpt of the transcript of an investor webinar presented by Stephen Davis, Product Specialist Closed-End Funds, and Lisa Segner, CFA, Managing Director and Client Portfolio Manager, of Nuveen. Also below is an excerpt of a related investor presentation used during the webinar.

Stephen Davis:	Finally, let’s examine a recent proposal. Proposal to merge 2 of these funds, JPT and JPS into JPC. These proposed mergers, announced in April of this year, are part of a long-standing strategy to simplify and streamline overlapping strategies with the aim of merging overlapping strategies to create distinct scale funds. The proposed mergers would create a highly-scale fund, which we believe will benefit shareholders in a number of different ways through lower net operating expenses, through increased portfolio and leverage management flexibility due to the significantly larger asset base and the combined fund. Shareholders could also benefit from increased trading volume on the Exchange for the funds’ common shares. The mergers are subject to shareholder approval, and are not contingent upon one another. If approved by shareholders, the combined fund could have managed assets exceeding 3 billion dollars, calculated as if the merger were effective 31 March 2023.

Proposed Preferred CEF Merger

◾	This merger is intended to:

◾	Create a larger, more scaled, and diversified pool of assets

◾	Result in lower net operating expenses for shareholders

◾	Increase portfolio and leverage management flexibility

◾	Help with secondary market liquidity through increase trading volume

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PERFORMANCE DATA SHOWN REPRESENTS PAST PERFORMANCE AND DOES NOT PREDICT OR GUARANTEE FUTURE RESULTS	Nuveen Closed-End Funds	4